METALLA REPORTS FINANCIAL RESULTS FOR THE PERIOD ENDED AUGUST 31, 2020 AND PROVIDES ASSET UPDATES

(All dollar amounts are in Canadian dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA NYSE American: MTA
October 9, 2020

Vancouver, Canada: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (NYSE American: MTA) announces its operating and financial results for the three months ended August 31, 2020. For complete details of the consolidated financial statements and accompanying management's discussion and analysis for the three months ended August 31, 2020, please see the Company's filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company's website at http://www.metallaroyalty.com/.

Brett Heath, President and CEO of Metalla commented, "Fiscal Q1 represents another major step in growth for Metalla's royalty portfolio with the addition of two producing royalties, Wharf and Higginsville, and the highly coveted Fosterville royalty. We are excited about the new opportunities in front of us and to see many of our assets having exploration success while being advanced toward production by our first-class counterparties."

FINANCIAL HIGHLIGHTS

During the three months ended August 31, 2020, and the subsequent period, the Company:

  increased the number of royalties and streams held to a total of 50 precious metal assets through the following notable transactions:
    acquired a net 1.0% Gross Value Royalty interest on the operating Wharf mine ("Wharf") in South Dakota from third parties for total consideration of US$1.0 million in cash and 899,201 common shares.  Wharf is operated by Coeur Mining, Inc. ("Coeur");
    acquired an existing 2.5% Net Smelter Return ("NSR") royalty on the northern and southern portions of Kirkland Lake Gold Ltd.'s ("Kirkland Lake") operating Fosterville mine ("Fosterville") in Victoria, Australia, from NuEnergy Gas Limited for total consideration of AUD$2.0 million in cash and 467,730 common shares; and
    announced that it had entered into a purchase and sale agreement with Morgan Stanley Capital Group Inc. to acquire an existing 27.5% price participation royalty interest on Karora Resources Inc.'s operating Higginsville Gold Operations ("Higginsville") for up to US$6.5 million in common shares of Metalla based on the fifteen day VWAP on the NYSE prior to closing, less any royalty payments received by Morgan Stanley prior to the closing of the transaction.  The royalty is a 27.5% price participation royalty interest on the difference between the London PM fix gold price and AUD$1,340/oz on the first 2,500 ounces per quarter until a cumulative total of 34,000 ounces of gold has been delivered to Metalla.  Higginsville is a low-cost open pit gold operation in Higginsville, Western Australia.  The transaction has received the required regulatory approvals and is expected to close in the calendar fourth quarter of 2020.
  recognized revenue on 252 (August 31, 2019 - 118) attributable gold equivalent ounces at an average realized price of US$1,763.69 (August 31, 2019 - US$1,391.29) and average cash cost of US$42.81 (August 31, 2019 - US$316.49) per gold equivalent oz. (see non-IFRS Financial Measures);
  generated operating cash margin of US$1,720.88 (August 31, 2019 - US$1,074.80) per attributable gold equivalent ounce from the Wharf Gross Value Royalty, Joaquin NSR, New Luika Gold Mine stream held by Silverback Ltd., and other royalty interests (see non-IFRS Financial Measures);
  recognized revenue from royalty and stream interests of $0.5 million (August 31, 2019 - $0.2 million), net loss of $1.9 million (August 31, 2019 - $0.5 million), and adjusted EBITDA of negative $0.3 million (August 31, 2019 - negative $0.6 million) (see non-IFRS Financial Measures);
  completed a secondary public offering for Coeur for a total of 3,910,000 common shares of the Company previously held, at a price of US$5.30 per common share for gross proceeds of US$20.7 million (the "Secondary Offering").  The net proceeds of the Secondary Offering were paid directly to Coeur; and

  completed an amendment of the convertible loan facility with Beedie Capital ("Beedie") whereby Beedie converted $6.0 million of the $7.0 million initial advance at $5.56 per share for a total of 1,079,136 shares. The Company drew down the remaining $5.0 million from the original loan facility with a revised conversion price of $9.90 and Beedie will make an additional $20.0 million available to the Company to fund future acquisitions.  Following the conversion and the additional drawdown the Company has a total of $6.0 million outstanding and $20.0 million available under the amended loan facility.

ASSET UPDATES

COSE & Joaquin Royalties

Metalla received its first royalty payments on Cap-Oeste Sur East ("COSE") and Joaquin for production in fiscal 2020. Revenue was related to mainly development ore shipped to the Manantial Espejo plant. Both mines were scheduled to ramp up to commercial production during the first two calendar quarters of 2020 but have been delayed due to a mandatory shut down of operations by the Argentina government as a result of COVID-19. Pan American reported by news release on August 5, 2020, operations at Pan American's COSE & Joaquin mines resumed on May 4, 2020, with high-grade ore being stockpiled on-site.

Metalla holds an NSR royalty of 1.5% and 2.0% on COSE and Joaquin mines, respectively.

New Luika Silver Stream

On September 3, 2020, Shanta Gold Limited ("Shanta") reported an updated reserve and resource estimate for the New Luika Gold Mine ("NLGM") in Tanzania.  As of June 30, 2020, Shanta reported Ore Reserves of 3,941 Kt at 3.23 g/t for 410 Koz of gold and Resources exclusive of Reserves of 6,724 Kt at 2.45 g/t for 531 Koz of gold. Shanta also released assay results from recent drilling within the NLGM which Shanta expects to incorporate into an updated mine plan. Significant results included 5.5 g/t gold over 8.12 metres and 6.59 g/t gold over 6.06 metres. On September 22, 2020, Shanta reported their intentions to expand the processing capacity at the NLGM. The expansion, which is expected to begin commissioning in Q1 2021, will increase mill throughput capacity by 14% to an annual projected processing rate of 783 KTPA.

Metalla holds a 15% interest in Silverback Ltd. whose sole business is receipt and distribution of a silver stream on NLGM at an ongoing cost of 10% of the spot silver price.

Wasamac

On September 10, 2020, Monarch Gold Corporation ("Monarch") announced their intentions to undertake a review of the silver potential at the Wasamac Gold project in Quebec, Canada. 2012 drilling and resampling programs identified silver mineralization associated with gold-rich sections. The best values recorded include 7.01 g/t silver over 75.9 metres and 10.72 g/t silver over 10.2 metres. Monarch believes a thorough review of the silver potential could add value to the property as the 2018 Wasamac feasibility report had not considered silver in the economic analysis.

Metalla holds a 1.5% NSR on the Wasamac project subject to a buy back of 0.5% for $7.5 million.

Beaufor Mine

On October 1, 2020, Monarch reported initial drilling results totalling 1,425.6 metres of the 42,500-metre drill program at the Beaufor Mine in Val-d'Or, Quebec. Significant intercepts included 783 g/t gold over 0.2 metres and 293 g/t gold over 0.5 metres.

Metalla holds a 1.0% NSR on the Beaufor mine once Monarch has produced 100 Koz of gold from the property.

Fosterville

On July 30, 2020, Kirkland Lake announced results from drilling in the Harrier system which continued to return encouraging results, demonstrating a sustained growth opportunity down dip and in the southern extensions. New drilling returned high-grade mineralization outside of the existing mineral reserves, and also demonstrated the continuity of the Harrier structure for 400 metres down plunge while remaining open at depth with intercept of 8.1 g/t gold over 4.5 metres. Additional high-grade intercepts from ongoing drilling include 20.9 g/t gold over 5.9 metres including 295 g/t gold over 0.3 metres and 22.8 g/t gold over 4.3 metres. Furthermore, drilling at depth outlined a new sulfide structure in the footwall of the Harrier Base fault called Wagtail presenting additional future targets at depth.

Metalla holds a 2.5% NSR royalty on the northern and southern sections of the Fosterville Mining Lease.

Redhill

On September 23, 2020, NuLegacy Gold Corporation ("NuLegacy") announced they had received permits to begin a drill program on the highly prospective Rift Anticline target which spans 5-6 sq. km in the Cortez gold-trend of Nevada. NuLegacy plans to drill three to five core holes in the most developed targets commencing mid-October with the balance the 16-hole program scheduled for completion in Spring 2021.

Metalla holds a 1.5% royalty on the Red Hill project.

Goodfish-Kirana

On September 23, 2020, Warrior Gold Inc. reported mineralization at the "A" zone was extended 50 meters to the east, 100 metres to the west and 100 metres down dip, confirming continuity of the deposit. High grade intercepts include 6.7 g/t gold over 7.4 metres within 2.65 g/t over 22.3 metres within a new high-grade vein system. Other significant intercepts include 3.69 g/t gold over 2.3 metres and 4.07 g/t gold over 7 metres.

Metalla holds a 1% NSR Royalty on the "A" Zone Goodfish-Kirana property.

Lourdes

On October 5, 2020 Pucara Gold Ltd. announced the receipt of final authorization to begin drilling at the Lourdes project in Peru. The phase 1 drill program will consist of 5,430 meters in 23 RC holes and is expected to commence in October 2020.

Metalla holds a 1% NSR royalty on the Lourdes Gold project.

Aureus East

On October 6, 2020, Aurelius Minerals Inc. reported assay results from previously unsampled and unassayed underground drill core from the Aureus East project. Significant intercepts include 28.4 g/t gold over 1.78 metres, 32.2 g/t gold over 1.10 metres and 3.3 g/t gold over 7.25 metres. The 10,000 metres phase 1 program at the Aureus Gold project is ongoing.

Metalla holds a 1% NSR royalty on the Aureus East project.

CHANGE IN YEAR-END

In order to better align the Company’s reporting cycle with its peers and its royalty and stream partners, the Company will be changing its year-end to December 31, beginning with December 31, 2020.  As such the Company will have a four-month period ending December 31, 2020 as its next reporting period, at which time it will be producing statements for the seven months ended December 31, 2020.  For additional information please see the Notice filed by the Company on October 9, 2020, which is available on SEDAR at www.sedar.com.

AT-THE-MARKET EQUITY PROGRAM

In September 2020, the Company announced that it had entered into an equity distribution agreement (the "Distribution Agreement") with a syndicate of agents to establish an At-The-Market equity program (the "ATM Program").  Under the ATM Program, the Company may distribute up to US$20.0 million until June 1, 2022. From September 4, 2020, to October 8, 2020, the Company had distributed 3,000 shares under the ATM Program at an average price of $11.27 per share for aggregate net proceeds of $32,974.

QUALIFIED PERSON

The technical information contained in this news release has been reviewed and approved by Charles Beaudry, geologist M.Sc., member of the Association of Professional Geoscientists of Ontario and of the Ordre des Géologues du Québec and a director of Metalla. Mr. Beaudry is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

President and CEO

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, President & CEO

Phone: 604-696-0741

Email:  info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email:  kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Non-IFRS Measures

The items marked above are alternative performance measures and readers should refer to non-international financial reporting standards ("IFRS") financial measures in the Company's Management's Discussion and Analysis for the three months ended August 31, 2020 as filed on SEDAR and as available on the Company's website for further details. Metalla has included certain performance measures in this press release that do not have any standardized meaning prescribed by IFRS including average cash cost per ounce of attributable gold equivalent ounces, average realized price per ounce of attributable gold equivalent ounce, and cash margin. Average cash cost per attributable gold equivalent ounce is calculated by dividing the Company's total cash cost of sales, excluding depletion by the number of attributable gold equivalent ounces sold. Gold equivalent ounces are composed of gold ounces attributable to the Company, plus an amount calculated by taking the revenue earned by the Company in the period from payable gold equivalent ounces attributable to the Company divided by the average London fix price of gold for the relevant period. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash margin is calculated by subtracting the average cash cost per ounce of attributable gold equivalent ounce from the average realized price per ounce of attributable gold equivalent ounce. The Company presents cash margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

Technical and Third-Party Information

Metalla has limited, if any, access to the properties on which Metalla holds a royalty, stream or other interest. Metalla is dependent on (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Metalla, or (ii) publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Metalla holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information. Although Metalla does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Metalla's royalty, stream or other interest. Metalla's royalty, stream or other interests can cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.

The disclosure was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources", "measured mineral resources", "indicated mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies that are subject to Industry Guide 7. U.S. investors are cautioned not to assume that any part of a "mineral resource", "measured mineral resource", "indicated mineral resource", or "inferred mineral resource" will ever be converted into a "reserve." In addition, "reserves" reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7.

"Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted under Industry Guide 7 to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves". Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to future events or future performance of Metalla, payments to be paid to Metalla by property owners or operators of mining projects pursuant to net smelter returns and other royalty agreements of Metalla, pending and prospective acquisitions, future sales under the ATM Program, management’s expectations regarding Metalla’s growth, results of operations, estimated future revenues, carrying value of assets, future dividends, and requirements for additional capital, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, other statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19 on the Company’s operations and overall business, and the temporary duration of the COVID-19 pandemic. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: changes in commodity prices; lack of control over mining operations; exchange rates; delays in or failure to receive payments; delays in construction; delays in the sale of the mines; third party reporting; the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; disruptions related to the COVID-19 pandemic or other health and safety issues, or the responses of governments, communities, partner operators, the Company and others to such pandemic or other issues; and the other risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent annual information form, annual report on Form 40-F and other documents filed with or submitted to the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.